

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

<u>Via E-Mail</u>
Vladislav Ermolovich
President, Treasurer and Secretary
Todex Corp.
1810 E. Sahara Avenue, Office 219
Las Vegas, NV 89104

> **Re: Todex Corp.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2014**
> **File No. 333-201288**

Dear Mr. Ermolovich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and assets consisting solely of cash and deposits. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 27, to indicate that you are a shell company or advise.

Prospectus Cover Page

2.   You state that there is no minimum number of shares that must be sold for the offering to proceed. Therefore, please expand your table here and on pages 13, 15, and 19 to include scenarios where you sell less than 50% of your shares, such as where you sell 10% or 25% of the total amount. Similarly, revise the "gross proceeds" statement on page 6 to reflect the range of possible outcomes.

3.   Please revise the cover page to eliminate redundant disclosure, e.g., repetitive references
        to risk factors and notices as well as multiple notices written using all capitalized letters.
        Refer to Rule 421(d) of Regulation C. Review other sections of your prospectus and
        revise accordingly.

Prospectus Summary, page 5

4.   Please revise the summary to include a concise description of your intended business. In
        this regard we note that it is not until page 17 that you disclose that your business is
        focused on car dealerships. Ensure that your business description clarifies in
        unambiguous terms that you have no developed product, no customers and no revenues to
        date and that you have not otherwise meaningfully commenced your proposed business
        operations.

Risk Factors, page 6

General

5.   Please add a separate risk factor to highlight that your common stock is not registered
        under the Exchange Act. The risk factor should explain the effect on investors of the
        automatic reporting suspension under section 15(d) of the Exchange Act, as well as the
        inapplicability of proxy rules and section 16 of the Exchange Act.

Risks Related to Our Business, page 6

6.   The risk factors that you present appear to apply to nearly any issuer in any industry.
        Please significantly revise the risk factors to ensure that they are tailored to the car
        dealership business. For each risk factor that relates to your business, please clearly
        explain how it applies to software development for the car dealership business sector.

Because our Auditors…, page 6

7.   Please expand this risk factor to highlight the risks that a going concern limitation may
        have on your ability to raise capital and the increased cost of such capital should you be
        able to obtain debt financing.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 16

8.   Please file your leasing agreement as an exhibit to the registration statement. Refer to
        Item 601(b)(10)(ii)(D) of Regulation S-K. In this regard, we also note your statement on
        page 26 that Mr. Ermolovich is providing you with office space free of charge. Please
        advise or revise as necessary.

Directors, Executive Officers, Promoter and Control Persons, page 24

9.   Please disclose the name of Mr. Ermolovich's business that he has been managing for the past 7 years.

Plan of Distribution

Procedures for Subscribing, page 30

10.   Please file a form of Subscription Agreement as an exhibit to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Scott D. Olson, Esq.